EXHIBIT 99.1

Electra Completes Early Works Program, Accelerating Refinery Construction Restart

TORONTO, Sept. 03, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the completion of its early works program at its cobalt refinery north of Toronto. This milestone strengthens Electra’s readiness to restart full construction and shortens the ramp-up time required for mobilizing a full construction crew, reaffirming the Company’s commitment to onshoring North America’s critical minerals processing and building a resilient, domestic battery materials supply chain.

The early works program focused on several targeted site-level activities designed to prepare for the restart of full-scale construction. The initiative, supported by strategic government funding, focused primarily on advancing the solvent extraction (SX) facility, a key step in producing high-purity, battery-grade cobalt.

“This milestone brings us closer to resuming full construction of the refinery,” said Mark Trevisiol, Vice President, Projects at Electra. “By completing these preparatory works and advancing long-lead procurement, we are positioning the refinery for efficient and timely execution once construction resumes.”

M&B MAG

Electra
Battery Materials
NASDAQ: ELBM | TSX.V: ELBM

Key activities included concrete foundation work for SX tanks, installation of processing equipment, structural roofing, and upgrades to power, lighting, and septic systems. Engineering and procurement activities were also advanced to support readiness for full construction.

“We are positioning Electra to be a foundational part of North America’s energy future,” said Trent Mell, Electra CEO. “This milestone reflects disciplined execution and steady progress toward delivering a reliable supply of cobalt for the North American market and long-term value creation for all stakeholders.”

Electra’s refinery is the only project in North America designed to produce battery-grade cobalt sulfate at scale. By integrating advanced hydrometallurgical processing and pursuing low-carbon production pathways, Electra is redefining how critical minerals are refined, offering a cleaner, traceable alternative to overseas supply chains.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to establishing the cobalt sulfate refinery, Electra’s strategy includes nickel refining and battery recycling. Growth projects include integrating black mass recycling at its existing refining complex, evaluating opportunities for cobalt production in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/f414a77b-337e-41e7-888b-66b96c272701